PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291


05008096

10 May, 2005

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2005
WASH, D.C.
183
SECTION

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(I) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell,
32 / 101 Collins Street, Melbourne 3000

Att:

List of documents forwarded under cover of this letter to the Securities and Exchange Commission dated 10 May, 2005.

- Press Release – Profit Guidance Update
- Press Release – Supplementary Information

PaperlinX

NEWS RELEASE

PRESS RELEASE

28 April, 2005

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

PROFIT GUIDANCE UPDATE

825061

PaperlinX today announced a downward revision to the profit guidance provided with the half year results announcement in February, indicating that full year profit after tax (excluding the benefit of Australian Tax Consolidation) for its 2005 financial year, is now forecast to be materially below the prior year for both Australian Paper and for PaperlinX as a whole. Profit after tax (excluding Australian Tax Consolidation) is now forecast to be around 20% lower than the net profit achieved in 2004.

Commenting on the change in guidance, Tom Park, CEO of PaperlinX said, "Having just completed our March results and revised forecast, it has become apparent that the assumptions we used in our February guidance are not likely to hold in the fourth quarter. This is disappointing following the positive strategic and executional gains that are being realised across our global business."

"The key areas of variance from PaperlinX's previous guidance include:

- The A$/US$ exchange rate is exceeding our previous assumptions and is forecast to continue to do so for the remainder of the financial year. This results in pressure on Australian paper selling prices, reduced export earnings and lower translation of overseas earnings. On a comparative basis, we now see the exchange rate finishing the year consistent with the current levels around 78¢, versus the 70¢ rate used in our previous forecast, which was projected by top Australian banks in the December/January period.

- Though we remain positive regarding European pricing, the impact of any paper selling price increases will be late in the quarter and, in the interim, we have actually seen price deterioration on most grades in the second half up to this point compared to the expectation of firming prices.

- Softer second half demand throughout major markets than previously forecast.

During the year we have absorbed restructuring and redundancy costs in a number of areas that will contribute positively in future years. At the same time, costs continue to run favourable to our earlier estimates and to prior year, partially mitigating the above impacts."

PaperlinX

825061

NEWS RELEASE

In the Open Briefing provided to the market in March it was stated that there was no update to profit guidance provided in the half year results announcement of February. At that time PaperlinX's March results were not available and a revised forecast had not been prepared based on these results and the changed forward assumptions.

Mr Park continued, "Our diversification into paper merchanting has provided positive balance to overall PaperlinX earnings, particularly in light of the reduction in Australian Paper earnings currently being experienced. Improved performance in Australian Paper in 2006 is expected to come from the completion of the semi-extensible sack kraft project, the full year impact of supply agreements and restructuring initiatives already implemented.

We have additionally achieved improved returns in our paper merchanting business despite the difficult market conditions faced over the past two years, and see clear opportunities for profit improvement in both our business streams in the 2006 financial year from the strategic decisions put in place this financial year."

In determining the level of the final dividend for 2005, the Board will take into account the benefit of Australian tax consolidation included in the first half result of the current financial year.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

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PaperlinX

NEWS RELEASE

PRESS RELEASE

Friday, 6 May 2005

PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

SUPPLEMENTARY INFORMATION

On Thursday 28 April 2005, PaperlinX announced an update to its profit guidance for the financial year to June 2005. The announcement highlighted the three key areas of variance as being paper demand, paper selling prices and exchange rates. To more fully inform shareholders the company would like to provide additional background information on its guidance that profit after tax (excluding Australian Tax Consolidation) is forecast to be around 20% lower than the net profit achieved in 2004.

In comparing the revised guidance in forecast earnings with our previous guidance, we note that the reduction is equally split between Australian Paper and Merchanting. The main influences contributing to the amended guidance on PBIT for each division can be summarised as follows:

Australian Paper

- Reduced forecast sales of fine paper in the Australian market, resulting from the combination of lower domestic demand and the impact of the exchange rate on paper selling prices and domestic volumes. This results in an additional 20,000 tonnes being channelled from domestic to the less profitable export market, and machine downtime at a cost of A$3 million. Export revenue is further reduced due to the changed currency assumptions. The combination of these effects has reduced PBIT expectations by around A$10 million.

- Other influences on the results of Australian Paper have been higher commodity input costs (excluding imported pulp), higher production costs on the packaging papers machines (including the impact of new machine safety guarding on the operating efficiencies of machines), partially offset by lower imported pulp costs due to changed exchange rates. The combination of these items has reduced PBIT expectations by around A$6 million. New production management has been employed and an automated tail feeding system and a fault identification system are being installed on the Maryvale 4 machine to improve efficiencies.

Merchanting

- ***Australia/New Zealand***
  Paper demand is forecast to be 1.5% lower than previously expected.

  Average paper selling prices are now forecast to be 1.5% lower than previously forecast predominately due to the higher exchange rate as well as an adverse sales mix. The negative PBIT impact of these items is expected to be around A$4 million.

  Major warehouse consolidation is close to completion which will result in expense savings in the 2006 financial year.

PaperlinX

NEWS RELEASE

- ***Europe***
  Softer demand has resulted in volume expectations down 1% on prior full year forecasts. PaperlinX Europe sells in the order of 2.5 million tonnes of paper a year, with the March to June period traditionally the seasonally strongest. The softer demand has resulted in lower forecast sales for this period.

  Average paper selling prices are forecast to be 2% lower than the previous expectations.

  Operating costs are expected to be below prior year levels and better than the previous forecast, with improvement achieved through synergies and tight cost management.

  The net PBIT effect of the above changes to our previous expectations is estimated to be around A$12 million.

- ***North America***
  There is only a minor impact from translation of earnings. Higher selling prices in the USA are expected to be offset by lower selling prices in Canada.

PaperlinX's worldwide Merchanting return on funds employed for the year is forecast to be around 10%.

Other Clarifications

One off costs, including redundancies, that are expected to be incurred in the 2005 financial year are around A$10 million. These costs are unchanged from previous forecasts, and are included in operating earnings. These actions will lead to lower costs in the 2006 financial year.

The company had a debt to debt plus equity gearing at December 2004 of 38%, which is well below covenant levels, thereby leaving considerable headroom in cash availability.

Our forecast for interest expense is unchanged. As a result of the reduced PBIT forecast income tax is down A$11 million versus the prior estimate.

A detailed breakdown of the variances described in the above narrative is attached.

For further information, please contact:

Mr Thomas P Park
Chief Executive Officer
PaperlinX Limited
Ph: +61 (3) 8540 2333

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph: +61 (3) 8540 2305
Ph: +61 (419) 838 059

Mr David Shirer
Executive General Manager
Corporate Affairs
PaperlinX Limited
Ph: +61 (3) 8540 2302
Ph: +61 (407) 512 521

Editors Note:
PaperlinX is the world's leading fine paper merchant, with businesses in Australia, New Zealand, Asia, North America and Europe. Through its Australian Paper division, it is also the only Australasian producer of high quality communication papers, and a major producer of high performance packaging and industrial papers.

PaperlinX

NEWS RELEASE

Attachment 1

The following is a detailed breakdown of the variances between the revised guidance compared to the previous guidance for the full year earnings to June 2005, as described in the preceding narrative.

PBIT (AUD $mill)	Europe	North America	Australia/ NZ	Total Merchanting	Australian Paper	Other	PPX Group
Sales Volume/Mix	-7	-1	-1	-9	-5	0	-14
Selling Price/Margin	-5	1	-1	-5	-1	-1	-7
Exchange Rate/Translation	-1	-1	-2	-4	-4	0	-8
Production Costs	0	0	0	0	-6	0	-6
Expenses/Other	1	0	0	1	0	1	2
Total PBIT	**-12**	**-1**	**-4**	**-17**	**-16**	**0**	**-33**
Interest							0
Tax							11
PAT							**-22**

Disclaimer:
The guidance table shown here is based on a range of assumptions which are subject to change.